Calculation of Filing Fee Tables
S-3
Orchestra BioMed Holdings, Inc.
Narrative Disclosure
The maximum aggregate offering price of the securities to which the prospectus relates is $40,012,500.00. The prospectus is a final prospectus for the related offering.
The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of that offering is $40,012,500.00 (or up to $46,014,375.00 aggregate offering price if the underwriters' option to purchase additional shares of Common Stock is exercised in full). These amounts include $513.64, representing the aggregate exercise price of $0.0001 per share for 5,136,363 shares of Common Stock underlying the Pre-Funded Warrants.